SIMPSON THACHER & BARTLETT LLP

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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

July 27, 2015

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Registration Statement on Form S-1
File No. 333-205561

Kamyar Daneshvar, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement as filed on July 8, 2015. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated July 23, 2015, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Summit.

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Unaudited Pro Forma Condensed Consolidated Financial Information, page 55

1.	Please note that once you have included completed pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X, including disclosures that clearly communicate the nature, components and calculations of the adjustments per Article 11-02(b)(6) of Regulation S-X.

Summit acknowledges the Staff’s comment and understands that the Staff will need sufficient time for review.

2.	Please address the following regarding the Davenport Acquisition:

•	Provide a schedule in the footnotes showing the components of the consideration to be transferred. Refer to ASC 805-30-30-7 through 30-8.

•	Include the cash portion of the consideration to be transferred as an adjustment to cash.

•	Provide a table in the footnotes for the fair value of the major class of assets acquired and liabilities assumed. As part of this presentation, please separately present each major class of property, plant and equipment and identifiable intangible assets to be acquired. Refer to ASC 805-20-50-1.

•	Disclose the estimated useful lives of the major classes of property, plant and equipment and definite-lived intangible assets to be acquired.

•	Disclose the material terms of third-party cement supply agreement that is currently not reflected in the audit of the Lafarge Target Business’ financial statements. Include a discussion of how you estimated the fair value of this supply agreement as part of your assessment of the assets acquired and liabilities assumed. Refer to ASC 805-20-55-23 through 55-26 and ASC 805-20-55-31 through 55-32.

•	Separately present the adjustments to eliminate the Bettendorf assets that represent part of the consideration for the Davenport Acquisition.

•	Include the amount of transaction costs not yet in the historical financial statements.

Summit has revised pages 56, 57, 60 and 63 to address each of the matters identified in the first, second, sixth and seventh bullets of the Staff’s comment, as well as the second part of the fifth bullet. In the case of the third and fourth bullets, Summit respectfully advises the Staff that it does not yet have the additional information contemplated as it has only recently initiated the process of obtaining

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appraisals of the fixed assets, including equipment, the cement plant, land, buildings and terminals. In addition, although physical counts of inventory have been performed they have not yet been agreed with Lafarge North America Inc. (“Lafarge”) and, accordingly, the assessment of fair value cannot yet be completed. Summit respectfully notes that Accounting Standards Codification (“ASC”) 80-10-50-4 provides that various disclosures specific to acquisitions are not required when the initial accounting for the business combination is incomplete at the time the financial statements are issued or are available to be issued. In accordance with ASC 805-10-50-4, in lieu of the additional information contemplated by the third and fourth bullet points above, Summit has added disclosure on page 57 describing which disclosures could not be made and the reason why they could not be made. In the case of the first part of the fifth bullet, Summit respectfully submits to the Staff that the terms of the supply agreement are not necessary or material to an understanding of the financial effect of the Davenport Acquisition. In addition, the price and volume terms are competitively sensitive information to Lafarge.

3.	Please include the Davenport Acquisition equity adjustments under the Pro Forma Davenport Adjustments column.

Summit has revised pages 56 and 57 to include the Davenport Acquisition equity adjustments under the “Pro Forma Davenport Adjustments” column.

4.	Please include the receipt of cash from the offering and sale of the 2023 Notes and New Term Loan Facility Refinancing as an adjustment to cash.

Summit has revised pages 56 and 58 to include the receipt of cash from the offering and sale of the 6.125% Senior Notes due 2023 (the “2023 Notes”) and new term loan facility (the “New Term Loan Facility”) refinancing as an adjustment to cash.

5.	Please include the intended repayment of the 2020 Notes outstanding during August 2015 as an adjustment to cash.

Summit has revised pages 56 and 58 to include the intended redemption of $183.0 million in aggregate principal amount of 10 1⁄2% Senior Notes due 2020 (the “2020 Notes”) during August 2015 as an adjustment to cash.

6.	Please include adjustments to remove revenues/income and costs/expenses associated with the Bettendorf business that is being transferred as consideration for the Davenport Acquisition.

Summit expects that cement sold through the Bettendorf business will primarily be sold through terminals Summit acquired with the Davenport Acquisition, and, as a result, Summit expects those sales will effectively offset those previously

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made through Bettendorf and therefore the disposition of Bettendorf is not expected to have a material effect on Summit’s results. Summit respectfully views this as immaterial and not warranting separate disclosure.

7.	Please provide us with a comprehensive explanation as to how you determined that inclusion of the revenue and cost of revenue for the supply agreement to sell third-party cement through the Davenport Terminals is factually supportable. Refer to Article 11-02(b)(6) of Regulation S-X and Instruction 2 to Article 11-02 of Regulation S-X.

Summit respectfully notes that the supply agreement referred to (the “Lafarge Supply Agreement”) is part of a master supply arrangement between Lafarge and a third party manufacturer of cement pursuant to which Lafarge has continuing contractual rights to, among other things, receive cement from a third party which Lafarge has historically sold from its cement distribution terminals, which previously included but were not limited to certain of the seven cement distribution terminals that Summit acquired from Lafarge (the “Davenport Terminals”). Upon closing the Davenport Acquisition on July 17, 2015, rather than assigning or transferring the Lafarge Supply Agreement to Summit, Summit and Lafarge entered into a new supply agreement (the “Summit Supply Agreement”) pursuant to which Summit has agreed to purchase cement from Lafarge in the future, which Summit anticipates Lafarge will continue to purchase from the third party pursuant to the Lafarge Supply Agreement and resell to Summit. Under the Lafarge Supply Agreement, in addition to the cement resold to Summit, Lafarge will retain a portion of the purchases for its own use and such portion will not be resold to Summit. Summit has revised the wording on pages 24, 60, 63 and 102 of the Registration Statement to clarify that it entered into a new supply agreement rather than being assigned rights under an existing one and to specify that the pro forma financial information assumes that the Summit Supply Agreement agreement had been in place for the periods presented.

Summit respectfully advises the Staff that in calculating the revenue and cost of revenue information, it confirmed historical sales volume and cost information provided to it by Lafarge with respect to historical sales made under the Lafarge Supply Agreement that involved the Davenport Terminals in historical periods. Lafarge did not provide Summit with its historical cost of cement under its master supply arrangement with a third party, which Summit believes would in any event differ from the pricing terms under the Summit Supply Agreement. Therefore, the cement purchase price under the Summit Supply Agreement was applied to historical sales volumes and costs. Summit also obtained third party quotes with respect to freight rates used in calculating costs. In addition, Summit applied an assumed inflation rate of 2.3% which is based on historical inflation rates in the Davenport Terminals’ market. Therefore, Summit respectfully submits to the Staff that it believes the inclusion of the revenue and cost of revenue information is factually supportable and it has included additional disclosure on pages 60 and 63 with respect to the methodology applied.

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8.	Please expand footnote (b) to provide investors with sufficient information to recalculate the estimated depreciation and amortization expense portion of the adjustment.

Summit has revised footnote (b) on pages 61 and 64 to provide investors with additional information to recalculate the estimated depreciation and amortization expense portion of the adjustment. As noted in the response to the Staff’s comment 2 above, as Summit has only recently begun asset appraisals the information presented is estimated as the fair values of plant, property and equipment have not yet been determined, nor have the useful lives of those assets. Summit has included disclosure in footnote (b) to note that the estimated depreciation expense will change based on final assessments. Summit management believes the estimated information provides valuable directional information that depreciation expense is expected to increase beyond the amount included in the audited financial statements of Davenport as a result of the expected increase in the value of depreciable assets based on their recognition at fair value in the financial statements of Summit. Considering that the current estimate of incremental depreciation expense is $1.1 million for the three months ended March 27, 2015 and $4.4 million for the year ended December 27, 2014, Summit does not anticipate that the appraisals will result in material changes to the estimates presented. For example, if the asset value were 10% higher, the increase to incremental depreciation expense would be $0.1 million and $0.4 million in the three months ended March 27, 2015 and the year ended December 27, 2014, respectively.

9.	Please include interest expense for the $80 million deferred Davenport Acquisition purchase price payment for both periods presented.

Summit respectfully submits to the Staff that the interest expense is not estimable, as the amount of interest is dependent upon the length of time the deferred Davenport Acquisition purchase price is outstanding. As disclosed in the Registration Statement, Summit intends to pay the deferred Davenport Acquisition purchase price with a portion of the net proceeds of the offering of shares of its Class A common stock, and thus, the amount of interest is not expected to be material based on the expected timeline for the offering which contemplates pricing and closing in less than a month from the July 17, 2015 closing of the Davenport Acquisition. In addition, Summit respectfully submits to the Staff that the interest expense is not a recurring expense, rather it is specific to the Davenport Acquisition, and pursuant to the terms of the agreements governing the Davenport Acquisition, cannot exceed five and a half months, as the deferred Davenport Acquisition purchase price is payable no later than December 31, 2015. Therefore, Summit views the interest expense as a one-time charge that would typically be excluded form pro forma financial statements.

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10.	Please adjust footnote (d) to both pro forma statements of operations to provide investors with sufficient information to recalculate the annual and quarterly interest expense associated with the 2023 Notes and New Term Loan Facility.

Summit has revised footnote (d) to both pro forma statements of operations on pages 61 and 64 to provide investors with sufficient information to recalculate the annual and quarterly interest expense associated with the 2023 Notes and New Term Loan Facility.

11.	Please tell us why the transaction and management fee expense from the agreement with Blackstone Management Partners L.L.C. was considerably higher for the three-months ended March 31, 2015, as compared to fiscal year 2014. If you are including additional expenses related to Blackstone Management Partners L.L.C. beyond the agreement in the interim period, please include those expenses in a separate line along with an explanation of what those expenses represent.

In response to the Staff’s comment, Summit respectfully advises the Staff that the transaction and management fee expenses from the agreement with Blackstone Management Partners L.L.C. was considerably higher for the three-months ended March 31, 2015, as compared to fiscal year 2014 because a non-recurring final payment of approximately $13.8 million was paid to terminate the transaction and management fee agreement upon consummation of Summit’s initial public offering on March 17, 2015. Summit has revised page 62 to include this information.

12.	Please separately present the non-recurring compensation modification charge from the incremental stock compensation expense for footnote (f) to the interim pro forma statement of operations.

Summit has revised pages 61 and 62 to separately present the non-recurring compensation modification charge from the incremental stock compensation expense for footnote (f) to the interim pro forma statement of operations.

13.	Please expand footnote (g) to the pro forma statements of operations to provide investors with sufficient information to recalculate the adjustment.

Summit has revised footnote (g) on pages 62 and 65 to provide investors with sufficient information to recalculate the adjustment.

SECURITIES AND EXCHANGE COMMISSION	7	July 27, 2015

Index to Financial Statements, page F-1

14.	Please help us understand how you determined that the combined financial statements provided for the Davenport Acquisition are reflective of the business being acquired, considering these combined financial statements exclude a material supply agreement. Please refer to footnote (a) on page 60.

Summit respectfully advises the Staff that it believes the Lafarge Supply Agreement was appropriately excluded from the combined financials for the Davenport Acquisition, as it is not part of the business Summit acquired. The Lafarge Supply Agreement is part of a master supply arrangement between Lafarge and a third party manufacturer of cement pursuant to which Lafarge has continuing contractual rights to, among other things, receive cement from the third party which Lafarge sells from its cement distribution terminals, which previously included but were not limited to certain of the Davenport Terminals that Summit acquired from Lafarge.

As is also discussed above in response to the Staff’s comment 7, the Lafarge Supply Agreement was not assigned or transferred to Summit and Summit is not a party to such agreement. Rather, Summit and Lafarge entered into the new Summit Supply Agreement pursuant to which Summit has agreed to purchase cement from Lafarge in the future, which Summit anticipates Lafarge will continue to purchase from the third party pursuant to the Lafarge Supply Agreement and resell to Summit (in addition to other purchases of cement that will not be sold to Summit at the Davenport Terminals). Summit believes the economic terms of the Lafarge Supply Agreement differ from the terms under the Summit Supply Agreement. For example, Summit’s cost for acquiring cement under the Summit Supply Agreement is likely higher than the cost at which Lafarge acquires cement from the third party under the Lafarge Supply Agreement. Accordingly, the revenue and costs applicable to Summit going forward, and reflected in the pro forma financial information in the Registration Statement, are those reflected in the Summit Supply Agreement.

Report of Independent Auditors, page F-60

15.	Please include a report from Ernst & Young LLP that includes their city and state. Please refer to Article 2-02 of Regulation S-X for guidance.

The report of Ernst & Young LLP on page F-60 has been revised to include the city and state.

5. Property, Plant and Equipment, page F-70

16.	Please separately present the carrying value of buildings from machinery and equipment. Please also disclose the estimated useful lives of buildings and machinery and equipment. Please also address this comment in the interim financial statements.

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Page F-67 has been revised to disclose the estimated useful lives of buildings and machinery and equipment. Summit respectfully notes that the useful lives of buildings and machinery and equipment have been presented on a combined basis because the buildings included are structures that house and protect from weather large pieces of machinery and equipment, such as mills. The buildings are sufficiently interrelated to the machinery and equipment that their value and use are not meaningful when presented separately. For example, a building that is completely occupied by a large piece of equipment has no effective market value without the equipment as the building has no other use. Similarly, the equipment without the building would be incomplete and subjected to weather conditions that could significantly decrease the life of the equipment. Accordingly, Summit respectfully submits the combined presentation of carrying value of buildings and machinery and equipment is appropriate in this instance.

Exhibit 23.3

17.	Please provide a consent from Ernst & Young LLP that acknowledges the reference to them as experts on page 210.

Summit respectfully submits that the Exhibit 23.3 filed with the Registration Statement on July 8, 2015, which begins by stating “we consent to the reference to our firm under the caption “Experts…”, acknowledges the reference to Ernst & Young LLP as experts and that Exhibit 23.3 filed with Amendment No. 1 includes a similar acknowledgement.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Edward P. Tolley III at 212-455-3189 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

SECURITIES AND EXCHANGE COMMISSION	9	July 27, 2015

cc:	Securities and Exchange Commission

Pamela Long

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson